

Cue Energy Resources Limited

A.B.N. 45 066 383 971


05009916

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

12 July 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
SECTION

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

Enc.

dlw 7/25

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 JUNE 2005

QUARTER HIGHLIGHTS

- Cash at the end of the quarter was A$25 million

Papua New Guinea

- Quarterly revenue received from SE Gobe field was A$2,453,000.
- The SE Gobe -11 development well encountered a 61 metre oil column in the main reservoir sand and is thought to have geographically extended the field. As a result field oil reserves are likely to increase.
- The AGL conditional purchase of PNG gas and of equity in the upstream gas project provides an impetus to the PNG to Australia gas pipeline and the eventual monetization of Cue's 224 bcf of recoverable gas in PNG.

Indonesia

- Cue reinstated its full 15% interest in the Jeruk oil discovery in the Sampang PSC.
- The Jeruk -2 Sidetrack -4 appraisal well began drilling in May.
- 3D Seismic acquisition was completed over the Western Sampang area of the PSC and the Jeruk area and processing of the data began.
- A revised Plan of Development for the Oyong field to allow early oil production in fourth quarter 2005, was approved by the Indonesian authorities.

New Zealand

- Tenders were invited to supply the platform, FPSO, drilling rig and other components for Maari field oil development.

Corporate

- Cue completed a fully underwritten, renounceable pro-rata entitlement offer, of one new share for every five existing shares, at an issue price of AUD 20 cents, raising AUD 17.4 million less fees.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

At the end of the quarter, the SE Gobe field was producing at an average rate of approximately 8000 barrels of oil per day (Cue share approximately 263 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe

oil field was A$2,453,000 and equated to 33,898 barrels. Cue did not have any hedging arrangements in place during the quarter.

Cue's over-lift entitlement ceased in May 2005.

During the quarter, the SE Gobe -11 development well, which was drilled in an untested area of the field between SE Gobe 6 and Saunders -1, intersected a gross 61 metre oil column. The well intersected the objective Iagifu sandstone approximately 30 metres high to prediction and did not encounter either an oil/water or a gas/oil contact, giving an oil column larger than anticipated.

The well has been completed as an oil producer and at the end of the quarter, was producing 1500 barrels of oil per day, increasing the field total rate to around 8000 barrels of oil per day.

Subsequent to the end of the quarter, Oil Search, the Operator for SE Gobe, provided a summary of revised SE Gobe oil reserves, as of 31 December 2004.

SE Gobe Oil Reserves

Million Barrels of Oil

	Ultimate Recovery	Cumulative Production to 31 December 2004	Remaining to be Produced
Proved (1P)	34.117	29.047	5.070
Proved & Probable (2P)	39.132		10.085
Proved, Probable & Possible (3P)	43.750		14.703

SEG 11 recoverable volumes are not included in the remaining IP reserves. The predrill estimate for SEG-11 of 1.4 million barrels of recoverable oil is included in the 2P estimate.

The Operator, Oil Search Limited, believes that the success at SEG-11 could result in an increase in Remaining to be Produced oil volumes.

Additional development wells are expected to be required to follow up SEG-11 and to confirm this volume.

The recoverable gas for the field was assessed to be 268 billion cubic feet. Cue share is approximately 4 bcf.

2. DEVELOPMENT ACTIVITY

Sampang PSC - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island and has a gas column of approximately 120 metres, underlain by a 38 metre oil column.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

Reserves

Field reserves have been audited by DeGolyer and MacNaughton, an international expert.

The DeGolyer and MacNaughton reserves are:

	Proven (1P)	Proven & Probable (2P)	Proven, Probable & Possible (3P)
Oil (million barrels)			
Oil in Place	80	99	131
Recoverable	6.4	9.9	15.7
Gas (including solution gas) (billion cubic feet)			
Gas in place	143	169	183
Recoverable	107	135	147

The recoverable gas volumes do not allow for fuel and flare volumes. The Operator estimates that 2P sales gas volumes will be around 100 bcf.

Oyong Development

The joint venture has agreed to modify the approved Oyong development plan to bring forward first oil production to fourth quarter 2005.

The new development consists of a simple well head structure formed by triangular braced surface well conductors which will extend above the sea surface from a sea floor tall template structure. Seven development wells are to be drilled through and between the conductors.

Oil and gas will be processed on a nearby moored barge. Oil will be exported by shuttle tanker and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java under the existing contract.

First gas is expected around end 2006. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Development Progress

During the quarter the Oyong well head platform was installed by the Ocean Sovereign jack up drilling rig and drilling of the seven planned production wells began. Development drilling is expected to be completed in September, with oil production beginning in fourth quarter 2005.

Oyong Funding

Cue's share of capital expenditure for the revised plan of development is presently estimated to be US$17 million.

In December 2004, Cue made a placement of 40 million shares at an issue price of Australian 25 cents to raise AUD10 million to fund Cue's share of the initial capital expenditure for the oil development phase of the field.

A subsequent placement in February 2005 of 60 million shares at an issue price of AUD 30 cents raised AUD 18 million. The remaining oil development costs and gas-phase development costs are expected to be funded from these placement funds, from Oyong production revenue and from general working capital.

3. EXPLORATION ACTIVITIES

Papua New Guinea

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

During the quarter, data processing of the Wabi - Wasuma seismic survey was undertaken. The survey was recorded over the Wasuma and Bilip structures and the area immediately to the southwest of Bilip and is designed to define a drilling location for a potential exploration well.

PRL -8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)
Operator: Oil Search

No exploration activity took place during the quarter.

PRL -8 contains the Kimu gas field.

Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet. Barikewa is located immediately adjacent to the likely route for the PNG - Queensland gas pipeline.

Recent PNG Gas Developments

On the 5 July 2005, the Australian Gas Light Company (AGL) announced conditional agreements comprising:

- A AUS $4.5 billion conditional gas supply agreement with the PNG Gas Project producers, to purchase around 1500 petajoules of gas over 20 years from 2009.

- A US $300 million (AUS $400 million) conditional agreement with Oil Search Limited (Oil Search) to acquire an equity interest of 10 percent in the upstream gas project.

The 10% equity interest is to be acquired via a 11.9 percent interest in Kutubu (Petroleum Development License 2) and a 66.7 percent interest in Gobe (Petroleum Development License 4), and a consequent interest in the SE Gobe unit.

The front end engineering and development process is expected to be completed by the end of 2005, with a final development decision in the second half of 2006.

The conditional purchase of gas and equity by AGL provides a positive impetus for the PNG to Queensland pipeline project and the combination of this project and Oil Search's efforts to commercialise gas with a range of other initiatives, such as petrochemical manufacture and compressed natural gas exports, leads Cue to believe that its substantial volumes of recoverable gas in PRL -8 and PRL -9 and its share of SE Gobe gas, may add significant value to the Company in the future.

Indonesia

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

<u>Jeruk</u>

On 29 April 2005, Cue reinstated its full 15% interest in the Jeruk oil discovery.

Cue's option to reinstate was triggered by Santos' proposal to further appraise the Jeruk discovery by re-entering the Jeruk -2 well and sidetracking, coring and production flow testing the well, beginning in mid May 2005.

It is then planned to drill a further four appraisal wells beginning in around October 2005, at which time the new 3D seismic data should be interpreted.

Background

The additional Jeruk appraisal drilling activity is designed to follow up the encouraging results from the Jeruk -1 and Jeruk -2 wells. These wells were drilled by Santos on a sole risk basis.

Jeruk -1 tested 4,700 barrels of oil and water from an open hole test at the top of the objective carbonate reservoir.

The Jeruk -2 Sidetrack 2 appraisal well flowed 7488 barrels of 33 ° API oil through a 0.5 inch surface choke from an 18 meter interval from 5134 to 5152 metres measured depth at the top of the carbonate reservoir.

The flow rate was constrained by the throughput capacity of the surface production facilities.

A further drill stem test over the interval 5430-5460 metres measured depth recovered oil and water, but flow potential of this zone could not be established due to mechanical restrictions caused by debris in the test string. The qualities of the oil and the pressure data from this test indicated that the oil is part of the same hydrocarbon column tested by the shallower Jeruk -2 Sidetrack 2 oil test, and consequently an oil column of some 380 metres was inferred to be present by the Operator.

Finance

By reinstating its rights Cue became obligated to pay in cash a lump sum amount of approximately US$9 million (A$11 million) which is equivalent to the cost it would have incurred if it had participated in the Jeruk -1 and -2 wells. The lump sum was paid on 27 May 2005. In addition, Cue will be required to pay a premium out of future Jeruk oil production.

In order to replace existing funds which were used to pay the lump sum and the cost of the re-entry, sidetracking, coring and testing of Jeruk -2, Cue made a renounceable pro-rata entitlement offer of one new share for every five existing shares at an issue price of AUD 20 cents, raising AUD 17.4 million, less fees.

A further equity raising would be required to fund Cue's share of the cost of the proposed four additional appraisal wells.

Jeruk -2 Sidetrack -4

In early May 2005, the Jeruk -2 well was reentered and further sidetrack operations began. At the end of the quarter, the sidetrack well (Sidetrack 4) had reached the carbonate reservoir and a 9 $^{5}/_{8}$ inch liner was run to near the top of the reservoir.

3D Seismic

During the quarter, acquisition of 3D seismic was completed over the western portion of the Sampang block, including the Jeruk area and processing of the data was begun.

New Zealand

PEP 38413 Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand

Background

PEP 38413 contains the Maari field. Cue obtained its interest in the field in March 2005. Maari is situated in 100 metres water depth, approximately 80km from the Taranaki coast and is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled by Tricentrol (Operator), Cue Energy Resources and others, in 1983 and has been the subject of a number of subsequent delineation wells. Total P_{50} Moki formation recoverable oil volumes in the field were estimated by Horizon Oil in 2004 to be approximately 50 million barrels (Horizon Oil ASX release, 4 November 2004).

It is expected that a development decision will be made in the third quarter 2005, with first oil production in mid 2007, at an expected initial production rate of around 30,000 barrels of oil per day (gross), with Cue's share being 1500 barrels of oil per day.

PEP 38413 also contains the smaller Manaia oil discovery that may be developed in the future.

Activity

During the quarter, invitations to tender were issued for platform construction, FPSO, jack up drilling rig, electric submissible pumps, downhole heating and a platform work over rig.

Australia

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No exploration activity took place during the quarter.

T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

During the quarter investigation of existing technical data availability continued.

WA-359-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

WA-360-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

WA-361-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

During the quarter investigation of existing technical data availability continued.

Corporate

During the quarter, Cue completed a fully underwritten, renounceable pro-rata entitlement offer to shareholders of one new share for every five existing shares, at an issue price of AUD 20 cents, raising AUD 17.4 million before fees. The money replaced funds expended in buying back into the Jeruk oil discovery and will assist in its appraisal.

By Order of the Board



Andrew Knox
Public Officer

12 July 2005

Various statements in the release constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Summaries of some of the risks inherent in an investment in Cue Energy are set out on pages 11 and 24 of our Prospectus dated 19 May 2005 and lodged with the Australian Securities and Exchange Commission. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	30 June 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 9 months $A'000
1.1	Receipts from product sales and related debtors	2,453	5,904
1.2	Payments for (a) exploration and evaluation	(13,201)	(15,893)
	(b) development	(2,858)	(3,657)
	(c) production	(46)	(802)
	(d) administration	(272)	(1,484)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	247	488
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(168)	(834)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(13,845)	(16,278)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	(6,209)
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	72
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)		
	NZX Bond Release	69	69
	Entitlement offer overpayments	31	31
	Net investing cash flows	100	(6,037)
1.13	Total operating and investing cash flows (carried forward)	(13,745)	(22,315)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(13,745)	(22,315)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	17,643	45,693
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	(908)	(2,313)
	Net financing cash flows	16,735	43,380
	Net increase (decrease) in cash held	2,990	21,065
1.20	Cash at beginning of quarter/year to date	21,822	4,215
1.21	Exchange rate adjustments to item 1.20	276	(192)
1.22	**Cash at end of quarter**	25,088	25,088

Payments to directors of the entity and associates of the directors Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	69
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	4,578
4.2	Development	7,531
	Total	**12,109**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	4,505	57
5.2	Deposits at call	20,583	21,765
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	25,088	21,822

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	523,532,506	523,532,506		
7.4	Changes during quarter (a) Increases through issues	87,088,751 500,000 500,000 500,000 500,000	87,088,751 500,000 500,000 500,000 500,000	20 8 10 12 15	N/A
	(b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	1,000,000 1,000,000		*Exercise Price* 30 cents 35 cents	02/05/06 02/05/07
7.8	Issued during quarter	1,000,000 1,000,000		*Exercise price* 30 cents 35 cents	02/05/06 02/05/07
7.9	Exercised during quarter	500,000 500,000 500,000 500,000		*Exercise Price* 8 cents 10 cents 12 cents 15 cents	02/05/05 02/05/05 02/05/06 02/05/06
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

+ See chapter 19 for defined terms.



Sign here: .... Date: 12 July 2005
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 JUNE 2005

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos (Sampang) Pty Ltd	15.0
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	"	5.568892
PRL 9	Santos Asia Pacific Pty Ltd	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P	Cue Energy Resources Limited	50.00
WA359P	Cue Energy Resources Limited	50.00
WA360P	Cue Energy Resources Limited	50.00
WA361P	Cue Energy Resources Limited	50.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00

+ See chapter 19 for defined terms.